Exhibit (a)(1)(C)

N E W S R E L E A S E
FOR IMMEDIATE RELEASE
OCTOBER 31, 2018

CHESAPEAKE ENERGY CORPORATION NOTIFIES HOLDERS OF ITS 2.25%
CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2038 OF THEIR
REPURCHASE OPTION
OKLAHOMA CITY, October 31, 2018 - Chesapeake Energy Corporation (NYSE:CHK) announced today that it is notifying holders of its 2.25% Contingent Convertible Senior Notes due 2038 (the “Notes”) that they have the option, pursuant to the terms of the Notes, to require Chesapeake to purchase on December 15, 2018 (the “Repurchase Date”) all or a portion of such holders’ Notes (the “Repurchase Option”). The repurchase price is equal to 100% of the aggregate principal amount of the Note, together with accrued but unpaid interest thereon, up to but not including the Repurchase Date (the “Repurchase Price”), provided that interest payable on December 15, 2018 will be paid to the holders in whose names the Notes are registered at the close of business on December 1, 2018, the record date prior to the Repurchase Date. The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of December 17, 2018 and the time of valid surrender of such Notes to The Bank of New York Mellon, the paying agent. If all outstanding Notes are surrendered for repurchase, the aggregate cash repurchase price will be approximately $8,830,235. Chesapeake intends to fund the Repurchase Price using available cash.
The Repurchase Option commences today and expires at 5:00 p.m., New York time, on December 12, 2018. Holders may exercise the Repurchase Option by delivering a repurchase notice to The Bank of New York Mellon, the paying agent, before 5:00 p.m., New York time, on December 12, 2018. Holders may withdraw their election to exercise their Repurchase Option at any time prior to 5:00 p.m., New York time, on December 14, 2018, which is the business day immediately preceding the Repurchase Date. In order to exercise the Repurchase Option, or withdraw Notes previously surrendered, a holder must follow the additional procedures set forth in the notice that is being sent to all registered holders of the Notes.
The Notes are convertible upon the occurrence of certain conditions into cash and a number of shares of common stock of Chesapeake determined as specified in the Notes and related indenture. However, the Notes are not currently convertible because the conditions have not been satisfied.

INVESTOR CONTACT:	MEDIA CONTACT:	CHESAPEAKE ENERGY CORPORATION
Brad Sylvester, CFA (405) 935-8870 ir@chk.com	Gordon Pennoyer (405) 935-8878 media@chk.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

Chesapeake will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. Chesapeake will make available to holders of the Notes, directly or through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase (copies of which will be attached as exhibits to such Schedule TO). Note holders are encouraged to read these documents carefully before deciding whether to exercise their Repurchase Option. Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, or from the trustee, which is The Bank of New York Mellon.

The address for The Bank of New York Mellon is:

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street
Suite 1020
Chicago, IL 60602

Attention: Corporate Trust Administration
Fax: (312) 827-8542
This news release is for informational purposes only and does not constitute an offer to purchase, or solicitation of an offer to sell, any Notes. None of Chesapeake, its board of directors, or its employees makes any recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Option, and no one has been authorized by any of them to make such a recommendation.
Headquartered in Oklahoma City, Chesapeake Energy Corporation's (NYSE:CHK) operations are focused on discovering and developing its large and geographically diverse resource base of unconventional oil and natural gas assets onshore in the United States. Chesapeake also owns an oil and natural gas marketing business.
This news release includes "forward-looking statements" that give Chesapeake's current expectations or forecasts of future events, including the timing of the repurchase and the aggregate repurchase price. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate or changed assumptions or by known or unknown risks and uncertainties (including those stated in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017), and actual results may differ from the expectation expressed. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information, except as required by applicable law.

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